January 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Cardiff Lexington Corporation
Registration Statement on Form S-1, as amended
File No. 333-292145

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of Cardiff Lexington Corporation (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Friday, January 30, 2026, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through January 29, 2026, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated January 20, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R. F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name: Robert Hackel Title: Chief Operating Officer